FORM 4


[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instruction 1(b).




                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

   Ford              Gerald              J.
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   (Last)            (First)            (Middle)

   200 Crescent Court, Ste. 1350
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                     (Street)

   Dallas               TX              75201
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Golden State Bancorp Inc. GSB
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3. IRS Identification Number of Reporting Person, if an entity (voluntary)



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4. Statement for Month/Year

   1/2001
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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [X] Director                             [X] 10% Owner
   [X] Officer (give title below)           [ ] Other (specify below)

   Chairman of the Board and Chief Executive Officer
   --------------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ ] Form filed by One Reporting Person
   [X] Form filed by More than One Reporting Person

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
                        TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                                                                    5. Amount of     6. Owner-
                                                                                       Securities       ship
                        2. Trans-     3. Trans-       4. Securities Acquired (A)       Beneficially     Form:
                           action        action          or Disposed of (D)            Owned at         Direct      7. Nature of
                           Date          Code            (Instr. 3, 4 and 5)           End of           (D) or         Indirect
1. Title of Security       (Month/    (Instr. 8)      --------------------------       Month            Indirect       Beneficial
   (Instr. 3)              Day/       ----------      Amount    (A) or     Price       (Instr.          (I)            Ownership
                           Year)      Code    V                 (D)                    3 and 4)         (Instr. 4)     (Instr. 4)
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
---------------------------------------------------------------------------------------------------------------------------------
Common Stock            1/22/2001      A       V      27,060     A         26.375         69,180          D
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Common Stock            1/24/2001      J(1)          497,381     A           (1)      19,140,744          I              (1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                (over)
* If the form is filed by more than one person, see Instruction 4(b)(v).                                          SEC 1474 (7-96)


                           TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g. puts, calls, warrants, options, convertible securities)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
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
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Employee
Stock
Option
(Right                                                                    Common
to Buy)     $26.375   1/22/2001  A  V  175,000           (2)    1/21/2011 Stock   175,000           175,000      D
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2001 LTIP
Right          (3)    1/22/2001  A  V    (3)             (3)      (3)       (3)     (3)      (3)      (3)        D
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

Explanation of Responses: See Attachment No. 1

                      /s/ Gerald J. Ford                        1/30/01
              ----------------------------------------     --------------------
              ** Signature of Reporting Person                    Date
                        GERALD J. FORD

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

ATTACHMENT NO. 1 TO FORM 4 DATED JANUARY 2001


(1) 497,381 shares of Golden State Common Stock (the "Shares") reported herein were acquired by Mr. Ford as contingent merger consideration pursuant to
     Section 1.6 of the Agreement and Plan of Reorganization dated as of February 4, 1998, as amended (the "Agreement") among First Gibraltar Holdings Inc., Hunter's Glen/Ford, Ltd. ("Hunter's Glen"), First Nationwide (Parent) Holdings Inc., First Nationwide Holdings Inc., Golden State Bancorp Inc. and Golden State Financial Corporation. The Shares are indirectly owned by Mr. Ford through Hunter's Glen, a limited partnership in which Mr. Ford and Ford Diamond Corporation, a corporate entity controlled by Mr. Ford, are the general partners. Hunter's Glen is the record holder of the Shares reported herein. Pursuant to the formula set forth in the Agreement, the price per share attributed to 38,734 of the Shares is $20.5554 and the price per share attributed to 458,647 of the Shares is $19.1566.

(2) The option vests in three equal annual installments commencing January 22, 2002.

(3) The 2001 Long Term Incentive Plan right ("LTIP Right") is tied directly to the performance of GSB's common stock over a three-year period from 2001 to 2003. The award payable at the end of the three-year period ("LTIP Period") is an amount equal to the product of (i) a target award, which is 110% of the officer's annual salary at the time of the payment of the award, and
     (ii) a "percentage", which is based on the relationship that GSB's actual stock price at the end of the performance period (calculated as an average over the last thirty trading days of the LTIP Period) bears to the target price of $40.


JOINT FILERS


1.  Name of designated filer:    Gerald J. Ford                    2.  Name of designated filer:     Gerald J. Ford
    Name of joint filer:         Hunter's Glen/Ford, Ltd.              Name of joint filer:          Ford Diamond Corporation
    Address of joint filer:      200 Crescent Court, Suite 1350        Address of joint filer:       200 Crescent Court, Suite 1350
                                 Dallas, Texas 75201                                                 Dallas, Texas 75201
    Statement for Month/Year:    1/2001                                Statement for Month/Year:     1/2001
    Issuer name and Ticker or    Golden State Bancorp Inc.             Issuer name and Ticker or     Golden State Bancorp Inc.
    Trading Symbol               (GSB)                                 Trading Symbol                (GSB)
    Relationship of Reporting    10% Owner                             Relationship of Reporting     10% Owner
    Person to Issuer                                                   Person to Issuer


    HUNTER'S GLEN/FORD, LTD.                                           FORD DIAMOND CORPORATION


    By: Ford Diamond Corporation                                       By: /s/ Nancy J. Foederer
        General Partner                                                    ------------------------
                                                                           Nancy J. Foederer
    By: /s/ Nancy J. Foederer                                              Vice President
        ------------------------
        Nancy J. Foederer
        Vice President
